Reliance
Industries Limited

Section
JAN 16 2009
Washington, DC
101

January 14, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y. [redacted]
Washington D.C. 20549
USA

09045202

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 49	January 13, 2009	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines
2	Clause 35	January 13, 2009	Disclosure of Shareholding Pattern
3	BSE letter dated April 24, 2003	January 13, 2009	Disclosure of Shareholding Pattern in Free Float Indices
4	Clause 41	January 14, 2009	Intimating that a meeting of the Board of Directors of the Company will be held on January 22, 2009.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

PROCESSED
JAN 29 2009
THOMSON REUTERS

S. Sudhakar
Vice President
Corporate Secretarial

dlw 1/27

Encl : a/a

Reliance
Industries Limited

SEC
Mail Processing
Section

JAN 16 2009

Washington, DC
101

January 13, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Trading Symbol: **"RELIANCE EQ"**

Fax No. **2659 8237 / 38**

Dear Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on December 31, 2008, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : DECEMBER 31, 2008

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49.
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied.
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied.
(D)	Code of Conduct	49 (ID)	Yes	Complied.
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Complied.
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosed in the Annual Report for the year 2007-08. Shall also be disclosed in the Annual Report for 2008-09.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report was furnished in the Annual Report for 2007-08. It will also be furnished in the Annual Report 2008-09.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Furnished in the Annual Report for 2007-08. It will also be furnished in the Annual Report 2008-09.
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance attached with the Directors' Report forming part of the Annual Report for the year 2007-08. It will also be furnished in the Annual Report 2008-09. ➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non-adoption of non-mandatory requirements were made in the Section on Corporate Governance in the Annual Report for the year 2007-08. It will also be furnished in the Annual Report 2008-09.

For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Reliance
Industries Limited

sec

January 13, 2009

SEC
Mail Processing
Section

JAN 1 6 2009

Washington, DC
101

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Sirs,

Sub: Shareholding Pattern as on December 31, 2008

We send herewith Shareholding Pattern of Equity Shares of the Company as on December 31, 2008, in terms of Clause 35 of the Listing Agreement.

As desired, we have also e-mailed the Excel Sheets to 'corp.relations@bseindia.com'

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325 Quarter ended : 31st December, 2008

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
(1)	Indian					
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.70	0.67
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	38	65 64 51 997	65 64 51 092	43.32	41.71
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)					
	i. Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	1	10 46 60 154	10 46 60 154	6.91	6.65
	Sub - Total (A) (1)	45	77 16 98 164	77 16 97 259	50.93	49.03
(2)	Foreign					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)					
	Sub - Total (A) (2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	45	77 16 98 164	77 16 97 259	50.93	49.03
(B)	Public Shareholding[3]					
(1)	Institutions					
(a)	Mutual Funds / UTI	500	3 98 55 174	3 93 78 277	2.63	2.53
(b)	Financial Institutions / Banks	382	18 63 067	17 44 521	0.12	0.12
(c)	Central Government / State Government(s)	73	33 73 636	23 81 621	0.22	0.21
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	31	9 69 51 114	9 69 42 772	6.40	6.16
(f)	Foreign Institutional Investors	1 088	24 42 75 061	24 41 49 804	16.12	15.52
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	2 074	38 63 18 052	38 45 96 995	25.49	24.55
(2)	Non-institutions					
(a)	Bodies Corporate	10 245	7 31 37 774	7 20 23 395	4.83	4.65
(b)	Individuals					
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	21 80 689	16 14 29 279	11 26 61 095	10.65	10.26
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	368	1 46 22 974	1 38 91 622	0.97	0.93
(c)	Any other (specify)					
	i.NRIs/OCBs	28 856	1 14 51 161	73 73 357	0.76	0.73
	ii.Clearing Member	661	24 31 334	24 31 334	0.16	0.15
	iii. Shares held by Subsidiary Companies on which no voting rights are exercisable[4]	8	9 41 91 710	9 41 91 710	6.22	5.98
	iv.Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	22 20 827	35 72 64 232	30 25 72 513	23.58	22.70
	Total Public Shareholding (B) = (B)(1) + (B)(2)	22 22 901	74 35 82 284	68 71 69 508	49.07	47.25
	TOTAL (A) + (B)	22 22 946	151 52 80 448	145 88 66 767	100.00	96.28
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	5 85 17 185	5 85 07 735		3.72
	GRAND TOTAL (A) + (B) + (C)	22 22 947	157 37 97 633	151 73 74 502		100.00

[1]For determining public shareholding for the purpose of Clause 40A

[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3]For definition of "Public Shareholding", refer to Clause 40A

[4]Voting Rights of Promoter & Promoter Group aggregate to 52.16% of the Company's Capital on which voting rights can be exercised.

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	6.65
2	Bahar Trading Private Limited	7 86 47 728	5.00
3	Eklavya Mercantile Private Limited	7 86 37 013	5.00
4	Bhumika Trading Private Limited	7 86 15 983	5.00
5	Anumati Mercantile Private Limited	7 82 63 407	4.97
6	Ekansha Enterprise Private Limited	7 76 36 240	4.93
7	Farm Enterprises Limited	4 60 38 645	2.93
8	Madhuban Merchandise Private Limited	3 42 33 723	2.18
9	Sanatan Textrade Private Limited	3 41 30 009	2.17
10	Amur Trading Private Limited	3 30 04 017	2.10
11	Tresta Trading Private Limited	3 29 11 094	2.09
12	Ornate Traders Private Limited	3 22 07 491	2.05
13	Reliance Life Sciences Private Limited	1 54 84 025	0.98
14	Reliance Consolidated Enterprises Private Limited	1 49 76 149	0.95
15	Aavaran Textiles Private Limited	1 32 58 167	0.84
16	Smt.K D Ambani	36 65 227	0.23
17	Pams Investments and Trading Company Private Limited	31 84 983	0.20
18	Shri.M D Ambani	18 07 923	0.11
19	Smt.Nita Ambani	16 99 073	0.11
20	Ms.Isha M Ambani	16 82 195	0.11
21	Master Akash M Ambani	16 81 595	0.11
22	Fidelity Shares and Securities Private Limited	15 25 055	0.10
23	Reliance Welfare Association	12 52 734	0.08
24	Terene Industries Private Limited	4 68 480	0.03
25	Guruvas Textiles Private Limited	4 65 000	0.03
26	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03
27	Synergy Synthetics Private Limited	3 74 401	0.02
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02
29	Reliance Consultancy Services Private Limited	2 52 922	0.02
30	Reliance Industrial Infrastructure Limited	86 000	0.01
31	Deccan Finvest Private Limited	68 795	0.00
32	Master Anant M Ambani	50 000	0.00
33	Jogiya Traders Private Limited	10 010	0.00
34	Hercules Investments Private Limited	1 000	0.00
35	Nikhil Investments Company Private Limited	1 000	0.00
36	Real Fibres Private Limited	1 000	0.00
37	Jagdanand Investments and Trading Company Private Limited	150	0.00
38	Jagdishvar Investments and Trading Company Private Limited	100	0.00
39	Kankhal Investments and Trading Company Private Limited	100	0.00
40	Kardam Commercials Private Limited	100	0.00
41	Kedareshwar Investments and Trading Company Private Limited	100	0.00
42	Krish Commercials Private Limited	100	0.00
43	Kshitij Commercials Private Limited	100	0.00
44	Nityapriya Commercials Private Limited	100	0.00
45	Priyash Commercials Private Limited	100	0.00
	TOTAL	**77 16 98 164**	**49.03**

Reliance Industries Limited MUMBAI

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	8 44 81 773	5.37
	TOTAL	**8 44 81 773**	**5.37**
Statement showing shareholding by subsidiary companies holding more than 1% of the total number of shares on which no voting rights are exercisable			
1	Reliance Chemicals Private Limited	3 11 19 999	1.98
2	Reliance Polyolefins Private Limited	3 05 97 462	1.94
3	Reliance Universal Enterprises Private Limited	2 84 73 949	1.81
	TOTAL	**9 01 91 410**	**5.73**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Category of shareholders (Promoters/Public)	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Anumati Mercantile Private Limited	3 47 00 000	Promoter	2.20
2	Bahar Trading Private Limited	3 45 00 000	Promoter	2.19
3	Eklavya Mercantile Private Limited	1 73 00 000	Promoter	1.10
4	Bhumika Trading Private Limited	1 72 00 000	Promoter	1.09
5	Ekansha Enterprise Private Limited	1 63 00 000	Promoter	1.04
6	Reliance Universal Enterprises Private Limited	17 29 606		0.11
	Total	**12 17 29 606**		**7.73**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	29258593	58517185	3.72
	TOTAL	29258593	58517185	3.72

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00

Reliance Industries Limited MUMBAI

Reliance
Industries Limited

3

Sec.

SEC
Mail Processing
Section

JAN 16 2009

Washington, DC
101

January 13, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Sirs,

Sub: Shareholding Pattern for Free-Float Indices

We send herewith Shareholding Pattern as on December 31, 2008 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 Quarter Ended: 31st December, 2008

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0.67
2	Indian Corporate Bodies/ Trusts/ Partnerships	76 11 12 151	48.36
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**77 16 98 164**	**49.03**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here__________)	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)		0.00
1	Shares held by a subsidiary company on which no voting rights are exercisable*	17 29 606	0.11
	Sub Total E	**17 29 606**	0.11
	Sub Total I	**77 34 27 770**	**49.14**

* Voting rights of Promoters & Promoter group aggregate to 52.16% of the Company's Captial on which voting rights can be exercised.

contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	17 57 84 317	11.17
2	Indian Corporate Bodies/Trusts/Partnerships	7 31 37 774	4.65
3	Independent Directors & Relatives	2 67 936	0.02
4	Present Employees		0.00
5	Banks/Financial Institutions	20 86 872	0.13
6	Central/State Govt.	33 73 636	0.21
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	9 69 51 114	6.16
9	Mutual Funds	3 96 31 369	2.52
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**39 12 33 018**	**24.86**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 27 373	0.01
15	Foreign Institutional Investors (SEBI-registered)	24 42 75 061	15.52
16	Non Resident Indians (Individuals)	1 13 23 788	0.72
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**25 57 26 222**	**16.25**
C	GDRs/ADRs/ADSs	5 85 17 185	3.72
	Sub Total C	**5 85 17 185**	**3.72**
D	OTHERS (Please specify here ____________)		
1	Clearing Member	24 31 334	0.15
2	Shares held by Subsidiary Companies on which no voting rights are exercisable	9 24 62 104	5.88
	Sub Total D	**9 48 93 438**	**6.03**
	Sub Total II	**80 03 69 863**	**50.86**
	Grand Total	**1 57 37 97 633**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	**77 34 27 770**	49.14
Shares held by subsidiary companies on which no voting rights are exercisable	**9 41 91 710**	5.98
Total Free-float	**70 61 78 153**	44.87
Grand Total	**1 57 37 97 633**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	**1 25 95 54 226**	80.03
Total Foreign Holding	**31 42 43 407**	19.97
Grand Total	**1 57 37 97 633**	100.00

FORM B

CONTROLLING/STRATEGIC HOLDERS
Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 Quarter Ended 31st December, 2008

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	6.65	I-A-2
2	Bahar Trading Private Limited	7 86 47 728	5.00	I-A-2
3	Eklavya Mercantile Private Limited	7 86 37 013	5.00	I-A-2
4	Bhumika Trading Private Limited	7 86 15 983	5.00	I-A-2
5	Anumati Mercantile Private Limited	7 82 63 407	4.97	I-A-2
6	Ekansha Enterprise Private Limited	7 76 36 240	4.93	I-A-2
7	Farm Enterprises Limited	4 60 38 645	2.93	I-A-2
8	Madhuban Merchandise Private Limited	3 42 33 723	2.18	I-A-2
9	Sanatan Textrade Private Limited	3 41 30 009	2.17	I-A-2
10	Amur Trading Private Limited	3 30 04 017	2.10	I-A-2
11	Tresta Trading Private Limited	3 29 11 094	2.09	I-A-2
12	Ornate Traders Private Limited	3 22 07 491	2.05	I-A-2
13	Reliance Life Sciences Private Limited	1 54 84 025	0.98	I-A-2
14	Reliance Consolidated Enterprises Private Limited	1 49 76 149	0.95	I-A-2
15	Aavaran Textiles Private Limited	1 32 58 167	0.84	I-A-2
16	Smt.K D Ambani	36 65 227	0.23	I-A-1
17	Pams Investments and Trading Company Private Limited	31 84 983	0.20	I-A-2
18	Shri.M D Ambani	18 07 923	0.11	I-A-1
19	Smt.Nita Ambani	16 99 073	0.11	I-A-1
20	Ms.Isha M Ambani	16 82 195	0.11	I-A-1
21	Master Akash M Ambani	16 81 595	0.11	I-A-1
22	Fidelity Shares and Securities Private Limited	15 25 055	0.10	I-A-2
23	Reliance Welfare Association	12 52 734	0.08	I-A-2
24	Terene Industries Private Limited	4 68 480	0.03	I-A-2
25	Guruvas Textiles Private Limited	4 65 000	0.03	I-A-2
26	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03	I-A-2
27	Synergy Synthetics Private Limited	3 74 401	0.02	I-A-2
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-2
29	Reliance Consultancy Services Private Limited	2 52 922	0.02	I-A-2
30	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-2
31	Deccan Finvest Private Limited	68 795	0.00	I-A-2
32	Master Anant M Ambani	50 000	0.00	I-A-1
33	Jogiya Traders Private Limited	10 010	0.00	I-A-2
34	Hercules Investments Private Limited	1 000	0.00	I-A-2
35	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
36	Real Fibres Private Limited	1 000	0.00	I-A-2
37	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
38	Jagdishvar Investments and Trading Company Private Limited	100	0.00	I-A-2
39	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2
40	Kardam Commercials Private Limited	100	0.00	I-A-2
41	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
42	Krish Commercials Private Limited	100	0.00	I-A-2
43	Kshitij Commercials Private Limited	100	0.00	I-A-2
44	Nityapriya Commercials Private Limited	100	0.00	I-A-2
45	Priyash Commercials Private Limited	100	0.00	I-A-2
	Total	77 16 98 164	49.03	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 **Quarter Ended** 31st December, 2008

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	8 44 81 773	5.37	II-A-8	NIL
2	The Bank of New York as Depository (for GDRs)	5 85 17 185	3.72	II-C	NIL
	Total	**14 29 98 958**	**9.09**		

Statement showing shareholding by subsidiary companies holding more than 1% of the total number of shares on which no voting rights are exercisable

1	Reliance Chemicals Private Limited	3 11 19 999	1.98
2	Reliance Polyolefins Private Limited	3 05 97 462	1.94
3	Reliance Universal Enterprises Private Limited *	2 67 44 343	1.70
	TOTAL	**8 84 61 804**	**5.62**

* Out of total holding of 2,84,73,949 shares 17,29,606 sharesare under lock-in and 2,67,44,343 shares are under free-float

Reliance Industries Limited MUMBAI

Reliance
Industries Limited

January 14, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Trading Symbol: **"RELIANCE EQ"**

Fax No. **2659 8237 / 38**

Dear Sirs,

Sub.: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company will be held on **Thursday, January 22, 2009** to consider and approve, inter alia, the unaudited Financial Results of the Company for the quarter/ nine months ended December 31, 2008.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

END